Exhibit 5.7
ANADARKO MIDKIFF/BENEDUM SYSTEM

Combined Statements of Assets Acquired and Liabilities Assumed and the related
Revenues and Direct Operating Expenses

As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
Anadarko Petroleum Corporation:

We have audited the accompanying combined statement of assets acquired and liabilities assumed of the Anadarko Midkiff/Benedum System (Midkiff System) as of December 31, 2006, acquired on July 27, 2007 by Atlas Pipeline Partners, L.P., and the related combined statements of revenues and direct operating expenses for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of Anadarko Petroleum Corporation’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The financial statements are not intended to be a complete presentation of the Midkiff Systems’ assets, liabilities, revenues, expenses, and cash flows.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed as of December 31, 2006 and the related revenues and direct operating expenses of the Midkiff System for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
September 14, 2007

ANADARKO MIDKIFF/BENEDUM SYSTEM

Combined Statement of Assets Acquired and Liabilities Assumed

December 31, 2006

(Amounts in thousands)

Property, plant, and equipment, net	$578,956
Total assets acquired	$578,956
Asset retirement obligation	$2,883
Total liabilities assumed	$2,883

See accompanying notes to the combined statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses.

ANADARKO MIDKIFF/BENEDUM SYSTEM

Combined Statements of Revenues and Direct Operating Expenses

Years ended December 31, 2006, 2005, and 2004

(Amounts in thousands)

	2006	2005	2004
Revenues:
Sale of gas	$108,885	141,091	107,053
Sale of natural gas liquids	154,220	132,764	107,650
Processing fees	—	492	504
Marketing fees	400	449	399
Total revenues	263,505	274,796	215,606
Direct operating expenses:
Product purchases	182,644	190,164	147,669
Plant operating expenses	20,518	18,334	17,484
Total direct operating expenses	203,162	208,498	165,153
Revenues in excess of direct operating expenses	$60,343	66,298	50,453

See accompanying notes to the combined statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses.

ANADARKO MIDKIFF/BENEDUM SYSTEM

Notes to Combined Statements of Assets Acquired and Liabilities Assumed and the related
Revenues and Direct Operating Expenses

As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004

(1)	Basis of Presentation

On June 1, 2007, Atlas Pipeline Partners, L.P. (Atlas) entered into an agreement with Western Gas Resources, a wholly owned subsidiary of Anadarko Petroleum Corporation (Anadarko) whereby Anadarko receives $1.85 billion and Atlas acquired control of Anadarko’s interests in the Chaney Dell and Midkiff/Benedum (Midkiff System) natural gas gathering systems and associated processing plants. The parties formed two separate joint ventures to effect the transactions, which closed in July 2007. The effective date of the transactions in the agreement is July 1, 2007.

The accompanying historical combined statement of assets acquired and liabilities assumed together with the combined statements of revenues and direct operating expenses are presented using the accrual basis, and represent the historical carrying value of the assets acquired and liabilities assumed as well as revenues and direct operating expenses attributable to Anadarko’s interest in the Midkiff System located in the southeast quadrant of the Permian Basin, southeast of Midland, Texas. The Midkiff System consists of approximately 2,500 miles of gathering lines, 12 field compressor stations, and the Midkiff and Benedum processing facilities. Anadarko’s interest in these facilities is a 72.8% undivided ownership interest with the remaining 27.2% interest held by Pioneer Natural Resources, Inc. Anadarko accounts for this system on a pro-rata basis and, accordingly, only records its 72.8% interest in the revenues and expenses.

Anadarko did not prepare separate stand-alone historical financial statements for the Midkiff System in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all assets and liabilities, or other indirect operating costs applicable to the Midkiff System. The accompanying financial statements were prepared from the historical accounting records of Anadarko.

Certain indirect expenses, as further described in note 4, were not allocated to the Midkiff System historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to represent a complete set of financial statements reflecting financial position, results of operations, shareholders’ equity, and cash flows of the Midkiff System, and are not indicative of the results of operations for the Midkiff System going forward.

(2)	Significant Accounting Policies

(a)	Principles of Combination and Use of Estimates

The combined statement of assets acquired and liabilities assumed at December 31, 2006 and the related combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the financial statements. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the combined statements of assets acquired ad liabilities assumed and the related revenues and direct operating expenses. Actual balances and results could be different from those estimates.

ANADARKO MIDKIFF/BENEDUM SYSTEM

Notes to Combined Statements of Assets Acquired and Liabilities Assumed and the related
Revenues and Direct Operating Expenses

As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004

(b)	Property, Plant and Equipment

Anadarko capitalizes all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes, and other. Anadarko does not capitalize the cost of funds during construction. The cost of renewals and betterments that extend the useful life of property, plant and equipment is also capitalized. The cost of repairs, replacements and major maintenance projects, which do not extend the useful life or increase the expected output of property, plant and equipment, is expensed as it is incurred.

Depreciation on property and equipment is calculated using the straight-line method based on the estimated useful life of each facility, which ranges from 18 to 38 years. Useful lives are determined based on the shorter of the estimated life of the equipment or the estimated reserves serviced by our equipment. Among other factors, the estimates consider our experience with similar assets and technical analysis of the reserves. If the actual life of the equipment or the reserves serviced by the equipment were less than originally estimated, we may be required to record a loss upon retirement of a specific asset.

(c)	Asset Retirement Obligation

Anadarko uses significant judgment in estimating the liability for future asset retirements. An evaluation is performed over each asset and in some cases individual components of assets to determine and estimate the future cost and timing of retiring those assets. The estimate of the future costs is then discounted back to the present and recorded as a liability. This liability will vary upon the probability, timing and extent of the remediation necessary to reclaim those facilities, the discount factor used in those determinations, and the projected costs of the remediation. Anadarko evaluates these estimates on an ongoing basis and modifies our assumptions as appropriate.

(d)	Revenue Recognition

Gas gathered and processed through the Midkiff System is supplied by unrelated third parties under percentage-of-proceeds agreements. Under these agreements, Anadarko pays producers a specified percentage of the net proceeds received from the sale of the gas and the Natural Gas Liquids (NGLs). Revenue is recognized when the gas or NGLs are sold and the related product purchases are recorded as a percentage of the sale of the product. Under many of these contracts, Anadarko also receives a marketing fee on NGLs. The marketing fee is earned when the product is sold and title transfers.

(e)	Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Midkiff System. The direct operating expenses include product purchases and plant operating expenses. Product purchases include costs associated with the purchase of natural gas from oil and gas wells to process and treat natural gas to meet pipeline specifications and to extract NGLs. Plant operation expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to gas processing activities.

Anadarko Midkiff/Benedum System

Notes to Combined Statements of Assets Acquired and Liabilities Assumed and the related

Revenues and Direct Operating Expenses

As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004

(3)	Contingencies

The activities of the Midkiff System are subject to potential claims and litigation in the normal course of operations. Anadarko does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Midkiff System.

(4)	Excluded Expenses (Unaudited)

The Midkiff System was part of a much larger enterprise prior to closing the sale to Atlas. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Midkiff System, and have been excluded from the accompanying combined statements. In addition, management of Anadarko believes such indirect expenses are not indicative of future costs or recoveries that may be incurred by Atlas.

Depreciation and amortization have been excluded from the accompanying combined statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses, which would be incurred based on the amounts expected to be allocated to the Midkiff System in connection with the purchase price allocation by Atlas.

(5)	Cash Flow Information (Unaudited)

Capital expenditures were approximately $9.1 million, $15.6 million, and $9.1 million for the years ended December 31, 2006, 2005, and 2004, respectively. Other cash flow information is not available on a stand-alone basis for the Midkiff System.